SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report: December 24, 2002
(Date of earliest event reported)

The Timken Company

(Exact Name of Registrant as Specified in Charter)

Ohio	1-1169	34-0577130
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1835 Dueber Avenue, S.W., Canton, Ohio	44706-2798
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (330) 438-3000

Item 5. Other Events

Change in Method of Accounting

Effective January 2002, The Timken Company ("Timken") adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. The application of the nonamortization provisions is expected to result in an increase in annual pre-tax income of $6.1 million. Intangible assets that are separable and have a definite life will continue to be amortized over the estimated useful lives. Changes in the estimated useful lives of identifiable intangible assets will not result in a material change to net income.

As part of the adoption, Timken evaluated the impairment of indefinite lived intangible assets and determined that none were impaired based on estimations of market value. Prior to testing goodwill for impairment, Timken determined the fair value of each of its five reporting units using discounted cash flows and validation with various market-comparable approaches. Timken completed the required transitional goodwill impairment analysis for SFAS No. 142 adoption purposes in the third quarter of 2002 and recorded a $12.7 million impairment loss, net of tax benefits of $7.8 million, relating to its Specialty Steel business, which was treated as a cumulative effect of a change in accounting principle.

SFAS No. 142 does not permit restatement of previously issued financial statements. The following table sets forth reported operating results for Timken for the preceding three years, and what net income and earnings per share would have been had SFAS No. 142 been applied in all years shown (with goodwill amortization ceasing on January 1, 1999).

	Year ended December 31,		
	2001	**2000**	**1999**
	(Thousands of dollars, except per share data)		
Net sales	$ 2,447,178	$ 2,643,008	$ 2,495,034
Cost of products sold	2,046,458	2,142,135	2,002,366
Gross profit	400,720	500,873	492,668
Selling, administrative and general expenses	363,683	367,499	359,910
Impairment and restructuring expenses	54,689	27,754	—
Operating (loss) income	(17,652)	105,620	132,758
Interest expense	(33,401)	(31,922)	(27,225)
Interest income	2,109	3,479	3,096
Other income (expense)	22,061	(6,580)	(9,638)
(Loss) income before income taxes	(26,883)	70,597	98,991
Provision for income taxes	14,783	24,709	36,367
Net (loss) income	$ (41,666)	$ 45,888	$ 62,624
Reported net (loss) income	$ (41,666)	$ 45,888	$ 62,624
Add back: goodwill amortization, net of income taxes of 2001-$1,278, 2000-$1,339, 1999-$1,253	4,782	5,010	4,689
Add back: amortization of indefinite lived intangible assets, net of income taxes of 2001-$28, 2000-$11, 1999-$3	45	18	4
Adjusted net (loss) income	$ (36,839)	$ 50,916	$ 67,317
Reported earnings per share	$ (0.69)	$ 0.76	$ 1.01
Add back: goodwill amortization, net of income taxes, per share, in 2001-$0.02, 2000-$0.02, 1999-$0.02	$ 0.08	$ 0.08	$ 0.08
Adjusted (loss) earnings per share	$ (0.61)	$ 0.84	$ 1.09
Reported (loss) earnings per share — assuming dilution	$ (0.69)	$ 0.76	$ 1.01
Add back: goodwill amortization, net of income taxes, per share, in 2001-$0.02, 2000-$0.02, 1999-$0.02	$ 0.08	$ 0.08	$ 0.08
Adjusted (loss) earnings per share — assuming dilution	$ (0.61)	$ 0.84	$ 1.09
Weighted average shares outstanding:			
Earnings per share	59,947,568	60,556,595	61,795,162
Earnings per share — assuming dilution (a)	59,947,568	60,723,172	62,025,813

_____

(a) Addition of 161,211 shares for the year ended December 31, 2001 would result in antidilution.

The following table displays intangible assets subject to amortization, and not subject to amortization as of December 31, 2001:

| | As of December 31, 2001 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:			
Industrial trademarks	$ 532	$ 289	$ 243
Industrial land use rights	4,484	798	3,686
Industrial know-how transfer	417	341	76
	$ 5,433	$ 1,428	$ 4,005
Intangible assets not subject to amortization:			
Goodwill	$197,329	$47,288	$150,041
Automotive land use rights	108	—	108
Industrial license agreements	1,042	97	945
	$198,479	$47,385	$151,094
Total intangible assets	$203,912	$48,813	$155,099

Amortization expense for intangible assets was approximately $273,000 for the year ended December 31, 2001, and is estimated to be approximately $370,000 annually for the next five fiscal years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY

By: /s/ William R. Burkhart

Name: William R. Burkhart

Title: Senior Vice President and
         General Counsel

Date: December 24, 2002